FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January, 2007
GENERAL GEOPHYSICS COMPANY-VERITAS
(translation of registrant’s name into English)
Tour Maine-Montparnasse, 33, avenue du Maine, BP 191, 75755 Paris Cedex 15 FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas
(ISIN: FR0000120164; NYSE: CGV)
Creation of CGGVeritas
PARIS January 15, 2007 — Compagnie Générale de Géophysique-Veritas (NYSE: CGV ; formerly GGY) today announced the completion of the merger between Veritas DGC Inc. (NYSE: formerly VTS) and a subsidiary of Compagnie Générale de Géophysique on January 12, 2007, upon satisfaction of the closing conditions of the merger agreement.
The combined company has been renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGGVeritas”, and is listed on both Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.
Based on merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock is $85.50 and the per share stock consideration is 2.0097 CGGVeritas ADSs. As disclosed previously, Veritas stockholders who elected cash will receive a mix of cash consideration and stock consideration, and the stockholders who elected stock and all stockholders who failed to make a valid election will receive stock consideration. The exact allocation of merger consideration to stockholders who elected cash will not be known until final results of the election process are determined, at the end of the guaranteed delivery period at 5:00 p.m., New York City time, on January 17, 2007.
During the CGG shareholders meeting held on January 9, 2007, CGG shareholders voted, conditioned upon completion of the merger, to elect four new board members, all of whom were previous board members of Veritas, namely: Loren K. Carroll, Thierry Pilenko, David F. Work and Terence Young. The board of directors of CGGVeritas is composed of 12 members.
Robert Brunck stated, “As Chairman and CEO, I am very pleased to present to our shareholders the leading pure-play geophysical company, CGGVeritas. We provide our shareholders and customers with an unrivaled asset base and the industry reference in advanced technology supported by the deep expertise of our employees worldwide.
With our leading equipment manufacturing activities, state of the art vessels and land crews, extremely well positioned multi-client library, cutting-edge imaging technologies and the unique knowledge and client-focused mindset of our people, CGGVeritas is a choice of value for our customers and shareholders, especially considering the favorable upstream oil and gas services market environment. Our unmatched capabilities provide our customers with the right tools to better explore, better develop and better produce reservoirs as they look to address reserve replacement challenges. In full partnership with our clients, we will leverage our unique positioning into sustainable value creation for our shareholders and a highly motivating work environment for our personnel”.
The company will officially launch its new corporate identity on January 23rd 2007, to celebrate the creation of CGGVeritas.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is the world’s leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (under the form of American Depositary Shares, NYSE: CGV).

Contact Relations Investisseurs:
Christophe Barnini Tel.: +33 1 64 47 38 10	e-mail : Invrel@cgg.com
Contact Press:
Brunswick Tel.: +1 212 333 3810

This news release may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect the current views of CGG or Veritas about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE—VERITAS

Date : January 16, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior Executive Vice President Technology Control & Planning, and Communication